

05039402

D STATES
.CHANGE COMMISSION
Washington, D.C. 20549

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BB 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2005

SEC FILE NUMBER
8- 53177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2004_____ AND ENDING _12/31/2004_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eltekon Securities, LLC

OFFICIAL USE ONLY
111645
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Congress Avenue, Suite 1700_____

(No. and Street)

Austin_____ Texas_____ 78701 _____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alice King_____ (512) 477-3200_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Melton & Melton, LLP_____

(Name – *if individual, state last, first, middle name*)

_11302 Richmond_____ Houston_____ Texas_____ 77082_____

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

BB-2?

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Alice King _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Eltekon Securities, LLC_____ , as of _December 31_____, 2004_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LYNNE KNIGHT
Notary Public, State of Texas
My Commission Expires
October 25, 2008

_____
Signature

Alice King_____FINOP_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

January 14, 2005*

To the Member of
Eltekon Securities, LLC

We have audited the accompanying statement of financial condition of Eltekon Securities, LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melton & Melton, L.L.P.

*Except for Note 1, as to which the date is January 25, 2005.

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ELTEKON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$164,942
Accounts receivable	819
Accounts receivable - affiliate	1,900
Prepaid expenses	11,410
	$179,071

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable - trade		$ 20,363
Accounts payable - affiliates		17,567
Accounts payable - related party		2,000
Payable to clearing broker		33,373
Accrued commissions		13,797
Total liabilities		87,100

Commitments and Contingencies

Member's Equity:

Contributed capital	$124,636	
Accumulated deficit	(32,665)	91,971
		$179,071

(See Notes to Financial Statements)

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ELTEKON SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

Revenues:

Mutual fund trailing fees		$ 9,533
Management fees		26,811
Commission fees		233,883
Management fee waiver		8,250
Reimbursement of clearing and execution charges by affiliate		18
Interest		639
Other		270
		279,404

Expenses:

Regulatory consulting fees	$ 12,969	
Clearing and execution expense	15,455	
Registration fees	12,312	
Professional fees	13,665	
Commissions, salaries, and payroll taxes	212,723	
Management fee	9,000	
Other expenses	10,868	286,992
Net loss		$ (7,588)

(See Notes to Financial Statements)

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ELTEKON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2004

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2003	$115,736	$(25,077)	$90,659
Capital contributed	10,000		10,000
Capital withdrawn	(1,100)		(1,100)
Net loss		(7,588)	(7,588)
Balance at December 31, 2004	$124,636	$(32,665)	$91,971

(See Notes to Financial Statements)

ELTEKON SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash Flows from Operating Activities:

Net loss	$ (7,588)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Accounts receivable	3,131
Prepaid expenses	(353)
Accounts payable - trade	5,928
Accounts payable - related party	2,000
Payable to clearing broker	9,234
Affiliate accounts	13,081
Accrued commissions	13,797
Total adjustments	46,818
Net cash provided by operating activities	39,230

Cash Flows from Financing Activities:

Capital contributed	10,000
Capital withdrawn	(1,100)
Net cash provided by financing activities	8,900
Increase in cash	48,130
Cash, beginning of year	116,812
Cash, end of year	**$164,942**

(See Notes to Financial Statements)

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ELTEKON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization and Operations

Eltekon Securities, LLC (the "Company") is a Texas limited liability company formed on December 18, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and various states, and is a member of the National Association of Securities Dealers ("NASD"). As an introducing broker-dealer, the Company does not hold customer funds or securities; however, it will clear all customer transactions on a fully disclosed basis through a clearing broker.

The Company is a wholly owned subsidiary of Eltekon Financial, LLC ("EF"), who is the parent and sole member. The Company and its parent are in the start-up phase of operations and, therefore, rely on contributions from investors to fund operations. Eltekon Holdings, LLC ("EH"), the parent of EF, has entered into a funding agreement with its members on January 25, 2005 providing that the members will fund any capital requirements of the Company through the year ended December 31, 2005.

Revenue Recognition

Commission fees are revenue from securities transactions and are recorded on a trade-date basis. Mutual fund trailing fees are accrued monthly as earned. Management fees represent fees charged to customers whose accounts are managed by the Company.

Clearing and Execution Expense

Clearing and execution expense represents charges paid to the clearing broker for the execution of trades for customers of the Company and its affiliate. These charges are recorded on a trade-date basis.

Accounts Receivable

Accounts receivable include commissions on 2004 trades that were not yet received at December 31, 2004.

Payable to Clearing Broker

Payable to clearing broker represents the amount due for clearing, execution, and sundry charges.

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NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Payable - Affiliates

The amount payable to affiliates includes the net amount of fees and commissions collected by the Company from the affiliates' customers on the affiliates' behalf. Reimbursement of clearing and execution charges and transaction fees are netted against the commissions received. This account also includes reimbursements for expenses paid on the Company's behalf.

Income Taxes

The Company, EF, and EH are treated as partnerships for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The members of EH are taxed individually on the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of EH.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 2 - MANAGEMENT AGREEMENT

The Company and its member have a management agreement in which the member agrees to pay certain overhead expenses of the Company. The Company is also required to pay a management fee of $750 per month, however, the member has elected to waive a portion of these fees. The waived amount is included in revenue on the accompanying statement of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company's ratio of aggregate indebtedness to regulatory net capital was 1.12 to 1 and its regulatory net capital of $77,842 was in excess of the minimum net capital required of $50,000.

ELTEKON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004

NOTE 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Eltekon Securities, LLC and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE 4 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2004.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company and the clearing broker, through which accounts are introduced, attempt to control the risks associated with customer activities by limiting customer accounts to only cash-type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

NOTE 6 - OMISSION OF CERTAIN SCHEDULES

The schedules "Computation for Determination of Reserve Requirements," pursuant to Rule 15c3-3 and specified by Rule 17a-5(d)(3), and "Information Relating to Possession or Control of Securities," as specified by Rule 15c3-3 and Rule 17a-5(d)(3), were both omitted and not required inasmuch as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company is an introducing broker-dealer and clears all transactions for customers on a fully disclosed basis with a clearing broker who carries all of the customer accounts.

ELTEKON SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

Net capital

Total member's equity	$91,971
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable, net	2,719
Prepaid expenses	11,410
Net capital	$77,842

Aggregate indebtedness:

Items included in statement of financial condition:	
Accounts payable	$87,100
Total aggregate indebtedness	$87,100

Computation of basic net capital requirement:

Minimum net capital required	$50,000
Excess net capital at 1,500 percent	$27,842
Excess net capital at 1,000 percent	$69,132
Ratio: Aggregate indebtedness to net capital	1.12 to 1

There are no reconciling items between net capital calculated above and the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004).



REPORT ON INTERNAL CONTROL

January 14, 2005

To the Member of
Eltekon Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Eltekon Securities, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

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management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller & Miller, L.L.P.